

Mail Stop 3561

November 30, 2017

Robert E. Morgan
Chief Executive Officer
Muscle Maker, Inc
2200 Space Park Drive, Suite 310
Houston, Texas 77058

      Re: Muscle Maker, Inc
              Amendment No. 2 to
              Offering Statement on Form 1-A
              Filed November 16, 2017
              File No. 024-10689

Dear Mr. Morgan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2017 letter.

Consent of Independent Registered Public Accounting Firm, Exhibit 11.1

1. Please clarify in the consent that the date of the auditors' report is September 21, 2017 rather than November 15, 2017.

You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Laura Anthony, Esq.
       Legal & Compliance, LLC